**NAVISGO LLC, DBA NAVISYO**
**FINANCIAL STATEMENTS FOR THE PERIOD ENDED**
**December 31, 2020**

# TABLE OF CONTENTS

# Counting House, LLC

(580) 748-0599     423 S 3rd. St, Guthrie, OK 73044     sarah@countinghousellc.org

*Sarah Chapman, CPA*

**NAVISGO LLC, DBA NAVISYO**
**BALANCE SHEET**
**DECEMBER 31, 2020**

### ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 10,061.18 |
| Accounts receivable, net | | - |
| Prepayment | | - |
| Inventory | | - |
| Loans receivable - related party | | - |
| Prepaid expenses and other current assets | | - |
| TOTAL CURRENT ASSETS | $ | 10,061.18 |

**PROPERTY AND EQUIPMENT**

| | | |
|---|---|---:|
| Property and equipment, net | $ | - |
| | $ | - |

**OTHER ASSETS**

| | | |
|---|---|---:|
| Start-Up costs | | 116,896.00 |
| Deposits | | - |
| TOTAL OTHER ASSETS | $ | 116,896.00 |
| **TOTAL ASSETS** | $ | 126,957.18 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

**NON-CURRENT LIABILITIES**

| | | |
|---|---|---:|
| Revenue Shared Loans | $ | - |

**CURRENT LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable | | - |
| Credit cards payable | | - |
| Warranty reserve | | - |
| Accrued expenses | | - |
| Sales tax payable | | - |
| Deferred revenue | | - |
| TOTAL CURRENT LIABILITIES | $ | - |
| **TOTAL LIABILITIES** | $ | - |

**SHAREHOLDERS' EQUITY**

| | | |
|---|---|---:|
| Common Units, Issued | | 50,000.00 |
| Preferred Units, Issued | | 45,000.00 |
| Additional paid-in capital | | 44,067.00 |
| Retained earnings | | (12,109.82) |
| TOTAL SHAREHOLDERS' EQUITY | $ | 126,957.18 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 126,957.18 |

See independent accountant's review report and accompanying notes to financial statements.

**NAVISGO LLC, DBA NAVISYO**
**INCOME STATEMENT**
**APRIL 23, 2020 TO DECEMBER 31, 2020**

| | **USD** |
|---|---|
| **REVENUES** | $ - |
| **COST OF GOODS SOLD** | - |
| **GROSS PROFIT** | - |
| **OPERATING EXPENSES** | |
| Website Memberships and subscription | 437.61 |
| Marketing Costs | 3,953.59 |
| Legal Cost-Company setup | 3,917.53 |
| Misc. + Phone Bills + FEDEX / Accounting | 1,957.00 |
| Depreciation/Amortization | - |
| Bank Charges | 39.36 |
| Apps Subscription | 1,554.73 |
| Miscellaneous Expenses | 250.00 |
| **TOTAL OPERATING EXPENSES** | 12,109.82 |
| **NET OPERATING LOSS** | (12,109.82) |
| **OTHER INCOME/(EXPENSE)** | |
| Interest expense | - |
| Interest Income | - |
| **TOTAL OTHER INCOME/(EXPENSE)** | - |
| **NET INCOME (LOSS)** | **$ (12,109.82)** |
| **OTHER COMPREHENSIVE INCOME/(LOSS)** | |
| Foreign currency translation gain/(loss) | - |
| **TOTAL COMPREHENSIVE LOSS** | **$ (12,109.82)** |

See independent accountant's review report and accompanying notes to financial statements.

**NAVISGO LLC, DBA NAVISYO**
**CASH FLOWS STATEMENT**
**DECEMBER 31, 2020**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Profit / (Loss) | $ | **(12,109.82)** |
| Adjustments to reconcile net income to net cash | | |
| Provided by operating activities: | | |
| Depreciation expense | | - |
| **(Increase) / decrease in assets:** | | |
| Accounts receivable | | - |
| Inventory | | - |
| Prepaid expenses and other current assets | | - |
| Security deposit | | - |
| **Increase / (decrease) in liabilities:** | | |
| Accounts payable | | - |
| Credit cards payable | | - |
| Warranty reserve | | - |
| Sales tax payable | | - |
| Deferred revenue | | - |
| Accrued expenses | | - |
| **CASH USED FOR OPERATING ACTIVITIES** | | **(12,109.82)** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Common Units, Issued | | **50,000.00** |
| Preferred Units, Issued | | **45,000.00** |
| Additional paid-in capital | | **44,067.00** |
| Cash used for Start-up | | **(116,896.00)** |
| **CASH PROVIDED BY/(USED FOR) FINANCING ACTIVITIES** | **$** | **22,171.00** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Loan | | - |
| Finance Cost Paid | | - |
| **CASH PROVIDED BY INVESTING ACTIVITIES** | | - |
| **NET INCREASE (DECREASE) IN CASH** | | **10,061.18** |
| **CASH AT BEGINNING OF YEAR** | | - |
| **CASH AT END OF YEAR** | **$** | **10,061.18** |

See independent accountant's review report and accompanying notes to financial statements.

**NAVISGO LLC, DBA NAVISYO**
**EQUITY STATEMENT**
**DECEMBER 31, 2020**

| | Common Stock | | Preferred Stock | | | | |
|---|---|---|---|---|---|---|---|
| | **Shares** | **Amount** | **Shares** | **Amount** | **Additional Paid-in Capital** | **Retained Earnings (Accumulated Deficit)** | **Total** |
| **BEGINNING BALANCE** | - | $ - | - | $ - | $ - | $ - | $ - |
| Contributions | - | 50,000 | - | 45,000.00 | 44,067.00 | - | $ 139,067.00 |
| Other comprehensive gain / (loss) | - | - | - | - | - | - | $ - |
| Net income | - | - | - | - | - | (12,109.82) | $ (12,109.82) |
| **ENDING BALANCE, DECEMBER 31, 2020** | $ - | $ 50,000 | $ - | $ 45,000 | 44,067.00 | (12,109.82) | 126,957.18 |

See independent accountant's review report and accompanying notes to financial statements.

**NAVISGO LLC, DBA NAVISYO**
**NOTES TO THE FINANCIAL STATEMENT DECEMBER 31, 2020**

## 1. Summary of Significant Accounting Policies

### *The Company*

The financial statements have been prepared to present the financial position and results of operations of the following related entity (collectively, the "Company"). The financial statement only includes information from date of incorporation, April 23, 2020) through December 31, 2020.

Navisgo LLC, DBA Navisyo was incorporated in the State of Florida on April 23, 2020.

Navisyo is a tech start-up company that aims to revolutionize the global boating industry, empowering both the traveling community and the boat owners connecting them directly offering three categories of services, 'Floatel" for overnight stays on a boat, "Voyage" for those wishing to hop on a pre-schedule voyage with its owners and the third category of offers is called "Event" for those wishing to rent space on a boat to celebrate a special event on the water.

The Company operates on a December 31st year-end.

### *Fiscal Year*
### *Basis of Accounting*

The financial statements include the accounts of Navisgo LLC, DBA Navisyo, (collectively, the "Company). Navisgo LLC, DBA Navisyo, is fully owned Navisgo LLC, DBA Navisyo. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

### *Use of Estimates*

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

### *Risks and Uncertainties*

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

**NAVISGO LLC, DBA NAVISYO**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT DECEMBER 31, 2020**

## 1. Summary of Significant Accounting Policies (continued)

### *Cash and Cash Equivalents*

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

### *Intangible Assets*

The Company has recorded intangible assets at cost. The intangible assets consist of the costs for creating and developing the technological platform needed to provide the services of the Company.

### Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

### Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

### Advertising Expenses

The Company expenses advertising costs as they are incurred.

### Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

### Operations

All operations associated with Navisgo LLC, DBA is remote and has adapted to the current situation.

**NAVISGO LLC, DBA NAVISYO**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT DECEMBER 31, 2020**

## 2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

.